January 21, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CorEnergy Infrastructure Trust, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-198921

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on January 23, 2015 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, the Registrant hereby acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORENERGY INFRASTRUCTURE TRUST, INC.

By:	/s/ David J. Schulte
Name:	David J. Schulte
Title:	Chief Executive Officer